

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2014

Via E-mail
Michael F. Finn
Senior Vice President and General Counsel
Axalta Coating Systems Ltd.
Two Commerce Square
2001 Market Street, Suite 3600
Philadelphia, Pennsylvania 19103

> **Re:** **Axalta Coating Systems Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 14, 2014**
> **File No. 333-198271**

Dear Mr. Finn:

We have reviewed your amended registration statement and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Results of Operations, page 70

1.   You disclose on page 71 that cost of sales were higher during the Successor six months ended June 30, 2013 primarily as a result of increased inventory costs related to fair value adjustments to inventory in conjunction with the Acquisition. We note that cost of sales were actually lower during the Successor six months ended June 30, 2013 compared to the Successor six months ended June 30, 2014. As such, please revise your disclosure accordingly.

Selected Segment Information, page 83

2.   Given the selected financial information you have presented for your segments, it does not appear that there are any pro forma adjustments reflected in the pro forma column for the six months ended June 30, 2014. Please advise or revise your disclosures accordingly.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Patrick H. Shannon (*via e-mail*)
        Latham & Watkins LLP